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                 April 22, 2022

       Ben Looker
       General Counsel
       Esperion Therapeutics, Inc.
       3891 Ranchero Drive, Suite 150
       Ann Arbor, MI 48108

                                                        Re: Esperion
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 15,
2022
                                                            File No. 333-264303

       Dear Mr. Looker:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Doris Gama at 202-551-3188 or Laura Crotty at 202-551-7614 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Mitchell S. Bloom, Esq.